FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

  AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi & tremelimumab improved OS in liver cancer

15 October 2021 7:00 BST

Imfinzi plus tremelimumab significantly improved overall survival in HIMALAYA Phase III trial in 1st-line unresectable liver cancer

Trial met primary endpoint of overall survival with a single priming dose of tremelimumab plus Imfinzi every four weeks vs. sorafenib

Imfinzi monotherapy met the overall survival endpoint of non-inferiority vs. sorafenib

Positive high-level results from the HIMALAYA Phase III trial showed a single, high priming dose of tremelimumab added to Imfinzi (durvalumab) demonstrated a statistically significant and clinically meaningful overall survival (OS) benefit versus sorafenib as a 1st-line treatment for patients with unresectable hepatocellular carcinoma (HCC) who had not received prior systemic therapy and were not eligible for localised treatment. This novel dose and schedule of tremelimumab, an anti-CTLA4 antibody, and Imfinzi is called the STRIDE regimen (Single Tremelimumab Regular Interval Durvalumab). The combination demonstrated a favourable safety profile, and the addition of tremelimumab to Imfinzi did not increase severe hepatic toxicity.

Imfinzi alone demonstrated non-inferior OS to sorafenib with a numerical trend in favour of Imfinzi and an improved tolerability profile compared to sorafenib.

Liver cancer, of which HCC is the most common type, is the third leading cause of cancer death and the sixth most commonly diagnosed cancer worldwide with approximately 900,000 people diagnosed each year.1-2 Only 7% of patients with advanced disease survive five years.3

Ghassan Abou-Alfa, MD, MBA, Attending Physician at Memorial Sloan Kettering Cancer Center and principal investigator in the HIMALAYA Phase III trial, said: "HIMALAYA is the first Phase III trial to add a novel single priming dose of an anti-CTLA4 antibody to another checkpoint inhibitor, durvalumab. This serves to boost the patient's own immune system against their liver cancer, aiming to maximise long-term survival with minimal side effects. This is very exciting news for our patients."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Inhibition of CTLA-4 has shown the ability to drive benefit particularly in the tail of the survival curve in several settings. This is the first time a dual immunotherapy regimen has improved overall survival as a 1st-line treatment for patients with unresectable liver cancer for whom treatment options are limited and long-term outcomes are poor."

The data from the HIMALAYA Phase III trial will be presented at a forthcoming medical meeting.

Imfinzi and tremelimumab were granted Orphan Drug Designations in the US for the treatment of HCC in 2020. Tremelimumab was also granted orphan designation in the EU in HCC in 2020.

Notes

Liver cancer
About 75% of all primary liver cancers are HCC.1 Between 80-90% of all patients with HCC also have cirrhosis, which is primarily caused by infection with the hepatitis B or C viruses.4 Chronic liver diseases are associated with inflammation that, over time, results in immunosuppression and can lead to the development of HCC.4,5

The unique immune environment of liver cancer provides clear rationale for researching medicines that harness the power of the immune system to treat HCC.6 A critical unmet need exists for patients with HCC who face limited treatment options.6 More than half of patients are diagnosed at advanced stages of the disease, often when symptoms first appear.6

HIMALAYA
HIMALAYA was a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy and the STRIDE regimen, comprising a single priming dose of tremelimumab 300mg added to Imfinzi 1500mg followed by Imfinzi every four weeks versus sorafenib, a standard-of-care multi-kinase inhibitor, in a total of 1,324 patients with unresectable, advanced HCC who had not been treated with prior systemic therapy and were not eligible for locoregional therapy (treatment localised to the liver and surrounding tissue).

The trial was conducted in 190 centres across 16 countries, including in the US, Canada, Europe, South America and Asia. The primary endpoint was OS for STRIDE versus sorafenib and key secondary endpoints included OS for Imfinzi versus sorafenib, objective response rate and progression-free survival (PFS) for STRIDE and for Imfinzi alone.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiation therapy and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in several countries. Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

In 1st-line Stage IV NSCLC, positive results from the POSEIDON Phase III trial showed Imfinzi plus chemotherapy with a short course of tremelimumab 75mg demonstrated a statistically significant and clinically meaningful improvement in OS and PFS compared to chemotherapy.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with NSCLC, SCLC, bladder cancer, HCC, biliary tract cancer (BTC), oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer, and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer and liver cancer.

AstraZeneca in gastrointestinal cancers
AstraZeneca has a broad development programme for the treatment of gastrointestinal (GI) cancers across several medicines spanning a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new diagnoses leading to approximately 3.6 million deaths.7

Within this programme, the Company is committed to improving outcomes in gastric, liver, biliary tract, oesophageal, pancreatic, and colorectal cancers.

Imfinzi (durvalumab) is being assessed in combinations including with tremelimumab in HCC, BTC, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers.2 Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression.

AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small, targeted molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
ASCO. Liver Cancer: View All Pages. Available at: https://www.cancer.net/cancer-types/liver-cancer/view-all. Accessed October 2021.
2.
WHO. Liver Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/11-Liver-fact-sheet.pdf. Accessed October 2021.
3.
Sayiner M, et al. Disease Burden of Hepatocellular Carcinoma: A Global Perspective. Digestive Diseases and Sciences. 2019; 64: 910-917.
4.
Tarao K, et al. Real impact of liver cirrhosis on the development of hepatocellular carcinoma in various liver diseases-meta‐analytic assessment. Cancer Med. 2019; 8(3): 1054-1065.
5.
Yu LX, et al. Role of nonresolving inflammation in hepatocellular carcinoma development and progression. Precision Oncology. 2018: 2(8).
6.
Colagrande S, et al. Challenges of advanced hepatocellular carcinoma. World J Gastroenterol. 2016; 22(34): 7645-7659.
7.
WHO. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed October 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 October 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary